UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C.  20549

FORM 11-K

[X]Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

[   ]Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ____________  to  ____________.

Commission File Number:  1-10709

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PS 401(k) PROFIT SHARING PLAN
701 Western Avenue
Glendale, CA 91201-2349

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PS BUSINESS PARKS, INC.
701 Western Avenue
Glendale, CA 91201-2349

PS 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	3

Notes to Financial Statements	4 - 9

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit Index	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

PS 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the PS 401(k) Profit Sharing Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PS 401(k) Profit Sharing Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the PS 401(k) Profit Sharing Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 22, 2016

PS 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE

FOR BENEFITS

	At December 31,
	2015	2014

ASSETS
Investments at fair value	$122,363,358	$116,550,980

Receivables:
Participant contributions	124,307	88,705
Employer contributions	232,041	189,948
Due from broker	5,543	44,310
Total receivables	361,891	322,963

Total assets	122,725,249	116,873,943

LIABILITIES
Due to broker	18,229	41,285
Total liabilities	18,229	41,285

Net assets available for benefits	$122,707,020	$116,832,658

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2015

Additions to (Deductions from) Net Assets Attributed to:

Investment income:
Net appreciation in fair value of investments	$4,647,702
Interest and dividends	1,855,535
6,503,237

Contributions:
Participant	5,914,737
Participant rollovers	472,592
Employer	2,843,423
9,230,752

Benefits paid to participants	(9,738,795)
Administrative expenses	(120,832)

Increase in net assets available for benefits	5,874,362
Net assets available for benefits - beginning of the year	116,832,658

Net assets available for benefits - end of the year	$122,707,020

See accompanying notes.

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

1.	Description of the Plan

General

The PS 401(k) Profit Sharing Plan (the “Plan”) encompasses Public Storage, PS Business Parks, Inc. and certain of their majority owned subsidiaries (collectively, the “Company”).  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan available for the benefit of all permanent employees of the Company who have completed at least 30 days of service and are at least 21 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Although it has not expressed the intention to do so, the Company has the right to terminate the Plan subject to ERISA provisions.  The Plan allows interim allocations of Company contributions and earnings or losses of trust fund assets among participants.

The Company appoints a committee (the “Plan Administrator”) to administer the Plan.  At December 31, 2015, the Plan Administrator is comprised of five officers and one member of management of the Company with Wells Fargo Bank acting as Trustee (the “Trustee”).  Wells Fargo Bank has custody of the Plan’s investments under a non-discretionary trust agreement with the Plan.

Other significant provisions of the Plan are as follows:

Contributions

Employee contributions to the Plan (voluntary contributions) are deferrals of the employee’s compensation made through a direct reduction of compensation in payroll  during the year.  During 2015, each eligible participant could elect a pretax contribution rate from 1% to 100% of their compensation, as defined in the Plan document, subject to the maximum annual elective deferral amount set by the Internal Revenue Code (the “Code”).  Participants may also contribute rollover amounts representing distributions from other qualified benefit or defined contribution plans.

The Company contributes one dollar ($1.00) for each dollar deferred by a participant up to three percent (3%) of compensation, as defined and subject to certain limitations as described in the Plan document.  The Company also contributes an additional fifty cents ($0.50) for each dollar that each participant defers in excess of three percent (3%) of compensation up to five percent (5%) of compensation.  The Company’s aggregate contributions are limited to four percent (4%) of compensation, as defined and subject to certain limitations as described in the Plan document.  Additional amounts, including profit sharing contributions, may be contributed at the discretion of the Company.  No such additional contributions were made in 2015.

Vesting

Since January 1, 2005, employee deferrals and the Company’s safe harbor matching contribution are 100% vested and non-forfeitable.

Investment Options

Upon enrollment in the Plan, a participant may direct their contributions and holdings in various investment options.

Prior to December 19, 2005, participants had the option to direct contributions to the Company’s securities.  Effective December 19, 2005, participants no longer had that option.  Existing holdings of

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

the Company’s securities on December 19, 2005, were either held or transferred to other Plan investment alternatives at the option of each participant.  Participants with individually directed accounts remain able to acquire and dispose of the Company’s securities at their discretion.  See Note 5 for disclosure of the remaining holdings in the Company’s securities.

The Plan invests in the Wells Fargo Stable Return Fund N and the WF/BlackRock S&P 500 Index CIT N which are common/collective trust funds.  The Wells Fargo Stable Return Fund N seeks to provide a moderate level of stable income without principal volatility, while seeking to maintain adequate liquidity and returns superior to shorter maturity investments.  It invests in a variety of investment contracts and instruments issued by selected high-quality insurance companies and financial institutions.  Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.  The WF/BlackRock S&P 500 Index CIT N is an index fund that invests in the equity securities of companies that comprise the S&P 500 Index (the “Index”) and seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index.  The WF/BlackRock S&P 500 Index CIT N has no redemption restrictions.  See “Investment Valuation and Income Recognition” in Note 2 below for further information regarding common collective trusts.

The Individually Directed Account is considered a self-directed brokerage account which allows participants access to a broader range of investment choices than that which is offered through the Plan’s menu.  Participants with Individually Directed Accounts remain able to acquire and dispose of the Company’s securities at their discretion.    At December 31, 2015, the Individually Directed Accounts were primarily invested in money market funds and common equity securities of publicly-traded companies, including those of the Company.

Distributions from the Plan

Distributions of each participant’s vested account balance upon severance or death are made in a single lump sum payment; however, upon severance if the participant’s vested account balance exceeds $5,000, payment may be deferred at the election of the participant until April 1st of the calendar year in which the participant reaches 70 ½ years of age.

Additionally, the Plan provides for hardship distributions (as defined).

Forfeited Accounts

Forfeitures of profit sharing contributions may be used (i) as a non-elective allocation to all eligible Plan participants, (ii) to reduce the Company’s safe harbor matching contribution or (iii) to reduce Plan expenses in the current Plan year or within one year following the end of the current Plan year.  During 2015, a total of $34,000 in non-vested amounts was forfeited from prior Plan years, all of which were applied to Plan administrative expenses for eligible Plan participants in 2015.  As of December 31, 2015, there were no remaining non-vested forfeited amounts in the Plan.

2.	Summary of Significant Accounting Principles

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and are in conformity with U.S. generally accepted accounting principles.

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated April 3,  2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to the issuance of the determination letter, the Plan has been amended and restated.   The Plan has received a new determination letter dated February 9, 2016 stating the Plan has retained its tax exempt status.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions.  The IRS has notified the Plan that it will be conducting an audit of the Plan during 2016 for the plan year 2014, however there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

Investment Valuation and Income Recognition

The Plan’s investments in Company equity securities,  mutual funds, and the self-directed brokerage account investments are recorded at fair value as determined by the quoted market price on the last business day of the plan year.  Common collective trusts are recorded at fair value based on the net asset value of the investment reported by the Trustee.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the payment date.

Recently Issued Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)”  (“ASU 2015-07”).   ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share (“NAV”) practical expedient under Accounting Standards Codification (“ASC”) 820, Fair Value Measurement (“ASC 820”).  ASU 2015-07 also eliminates certain disclosures for investments eligible to be measured at fair value using the NAV practical expedient.  ASU 2015-07 is effective for fiscal years beginning after December 15, 2015 and is to be applied retrospectively to all periods presented, with early adoption permitted.  The Plan elected to early adopt ASU 2015-07 on a retrospective basis for the year ended December 31, 2015 and accordingly, the notes to financial statements reflect such adoption.

In July 2015, the FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

(Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient” (“ASU 2015-12”).  Only Parts I and II of ASU 2015-12 are applicable to the Plan. Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts (“FBRICs”) and provide certain disclosures.  ASU 2015-12 also clarifies that indirect investments in FBRICs through investment companies, such as stable value common/collective trust funds, are not included in the scope of the FBRICs guidance because these types of investments typically qualify for measuring fair value at the NAV practical expedient.  Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type.  It also simplifies the level of disaggregation of investments that are measured using fair value.  Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks.  ASU 2015-12 is effective for fiscal years beginning after December 15, 2015.  Plans may early adopt any of the three parts and Parts I and II are to be applied retrospectively.  The Plan elected early adoption of Parts I and II of ASU 2015-12.  As a result of the retroactive application of Parts I and II, the Statements of Net Assets Available for Benefits have been retrospectively adjusted to report the common/collective trusts (see Note 3) at the NAV practical expedient within Investments (at fair value) and remove the Adjustment from fair value to contract value for FBRICs.  Additionally, these notes to financial statements have been retrospectively adjusted to reflect the simplifications permitted by ASU 2015-12.

3.	Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).  ASC 820 includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy are described below:

Level 1 – Valuation is based on quoted prices in active markets for identical securities.

Level 2 – Valuation is based upon other significant observable inputs.

Level 3 – Valuation is based upon significant unobservable inputs (i.e., supported by little or no market activity).  Level 3 inputs include the Company’s own assumption about the assumptions that market participants would use in pricing the securities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s investments  carried at fair value as of December 31, 2015 and 2014:

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Investments:
Company common and preferred stock	$21,915,371	$-	$-	$21,915,371
Mutual funds	73,767,615	-	-	73,767,615
Self-directed brokerage accounts	5,720,165	-	-	5,720,165
	$101,403,151	$-	$-	101,403,151
Common/collective trust funds:
Wells Fargo Stable Return Fund N				11,811,914
WF/BlackRock S&P 500 Index CIT N				9,148,293
Total investments at fair value				$122,363,358

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Investments:
Company common and preferred stock	$18,487,083	$-	$-	$18,487,083
Mutual funds	73,475,288	-	-	73,475,288
Self-directed brokerage accounts	5,324,714	-	-	5,324,714
	$97,287,085	$-	$-	97,287,085
Common/collective trust funds:
Wells Fargo Stable Return Fund N				10,358,757
WF/BlackRock S&P 500 Index CIT N				8,905,138
Total investments at fair value				$116,550,980

4.	Administration Fees

For the Plan year ended December 31, 2015, the Plan paid to the Trustee a  portion of the annual participant fee of $90.00 per eligible participant and certain transaction related expenses incurred for the administration of the Plan, totaling $120,832.  The Company directly paid for all other Trustee fees and all other expenses related to the Plan.

5.	Parties-In-Interest Transactions

The Company is the Plan sponsor as defined by the Plan document.  As described more fully under “Investment Options” in Note 1, while participants no longer have the option of directing contributions to the Company’s securities, participants can continue to hold such investments and participants with individually directed accounts remain able to acquire and dispose of the Company’s securities at their discretion.  The Plan held the following shares in the Company’s securities:

	At December 31, 2015		At December 31, 2014
	Shares	Fair value	Shares	Fair value

Public Storage common shares	84,037	$20,815,965	94,733	$17,511,395
Public Storage preferred shares	3,048	80,620	3,048	75,987
PS Business Parks, Inc. common stock	9,364	818,695	8,947	711,644
PS Business Parks, Inc. preferred stock	7,972	200,091	7,909	188,057
		$21,915,371		$18,487,083

PS 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015

At December 31, 2015 and 2014, Plan participants held $11,811,914 and $10,358,757, respectively, in the Wells Fargo Stable Return Fund N, a common/collective trust fund that invests in fully benefit-responsive investment contracts and is offered by the Plan’s Trustee.  At December 31, 2015 and 2014, Plan participants held $603,722 and $465,026, respectively, in the Wells Fargo Short Term Investment Fund S, a money market fund offered by the Plan’s Trustee.  The WF/BlackRock S&P 500 Index CIT N is an index fund offered by the Plan’s Trustee that invests in equity securities of companies that comprise the S&P 500 Index.  At December 31, 2015 and 2014, Plan participants held $9,148,293 and  $8,905,138, respectively, in this investment selection.

6.Risks and Uncertainties

The Plan provides for investment in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near or long term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

7.Concentrations

Investments in the Company’s securities comprised approximately of 18% and 16% of the Plan’s total investments as of December 31, 2015 and 2014, respectively.

8.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2015	2014
Net assets available for benefits per the financial
statements	$122,707,020	$116,832,658
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts per the Form 5500	-	145,023

Net assets available for benefits per the Form 5500	$122,707,020	$116,977,681

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to net income per the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Increase in net assets available for benefits per the
financial statements	$5,874,362	$6,882,305
Change in adjustment from contract value to fair value for
fully benefit-responsive investment contracts per the
Form 5500	(145,023)	67,176

Net income per the Form 5500	$5,729,339	$6,949,481

SUPPLEMENTAL INFORMATION

SCHEDULE I

PS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i –

Schedule of Assets (held at end of year)

December 31, 2015

Employer Identification Number: 95-3551121

Plan Number: 001

(a)	(b)	(c)	(e)
		Description of investment including maturity
	Identity of issue, borrower, lessor, or	date, rate of interest, collateral, par or	Current
	similar party	maturity value	Value

*	Wells Fargo	Wells Fargo Stable Return Fund N	$11,811,914
*	Wells Fargo	Wells Fargo Short Term Investment Fund S	603,722
*	Wells Fargo	WF/BlackRock S&P 500 Index CIT N	9,148,293
	Eagle Funds	Eagle Mid Cap Growth Fund/R5	2,323,345
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	3,597,619
	American Funds	EuroPacific Growth Fund/R6	2,873,515
	Fidelity Investments	Fidelity Contrafund	2,874,395
	Fidelity Investments	Fidelity Low Price Stock Fund	3,009,498
	Harbor Funds	Harbor Capital Appreciation I Fund	12,571,903
	The Oakmark Funds	Equity & Income I Fund	17,209,199
	The Oakmark Funds	Select I Fund	934,694
	MetWest Funds	Metropolitan West Total Return Bond Fund	3,818,429
	JP Morgan Funds	JP Morgan Value Advantage I Fund	2,589,163
	T. Rowe Price	T. Rowe Price Real Estate Fund	3,209,169
	The Vanguard Group Mutual Funds	Explorer Admiral Fund	4,330,587
	The Vanguard Group Mutual Funds	Short Term Federal Admiral Fund	2,461,736
	The Vanguard Group Mutual Funds	Windsor II Admiral Fund	6,735,175
	The Vanguard Group Mutual Funds	Total Bond Market Index Admiral Fund	1,037,347
	The Vanguard Group Mutual Funds	Mid-Cap Index Admiral Fund	2,618,895
	The Vanguard Group Mutual Funds	Small-Cap Index Admiral Fund	698,276
	The Vanguard Group Mutual Funds	Total International Stock Market Admiral Fund	270,948
*	Public Storage	Company common shares	20,815,965
*	Public Storage	Company preferred shares	80,620
*	PS Business Parks, Inc.	Company common stock	818,695
*	PS Business Parks, Inc.	Company preferred stock	200,091
	Individually directed accounts	Various investment securities	5,720,165
	Total		$122,363,358

*Indicates a party-in-interest of the Plan.

Note: As all Plan investments are participant directed, column (d) providing certain participant-directed transaction cost information is not applicable and has been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PS 401(k) PROFIT SHARING PLAN

Date: June 22, 2016

By:	/s/ Candace Krol
Candace Krol
Chairman, Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm. Filed herewith.